Exhibit T3A-60

WC-173

Certificate of Registration

I, V. DAPHENE WHITELOCKE Assistant Registrar of Limited Liability Companies in and for the Cayman Islands DO HEREBY CERTIFY, pursuant to the Limited Liability Companies Law, that all the requirements of the said Law in respect of registration were complied with by

Helicopter Company II LLC

a Limited Liability Company registered in the Cayman Islands with effect from 14th day of December Two Thousand Sixteen

Given under my hand and Seal at George Town in the Island of Grand Cayman this 14th day of December Two Thousand Sixteen

/s/V. Daphene Whitelocke

Assistant Registrar of Limited Liability Companies, Cayman Islands

Authorisation Code : 753044940371
www.verify.gov.ky
15 December 2016